

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Caspia Lin
Chief Financial Officer
Earlyworks Co., Ltd.
5-7-11, Ueno, Taito-ku
Tokyo, Japan 110-0005

> **Re: Earlyworks Co., Ltd.**
> **Form 20-F for the fiscal year ended April 30, 2023**
> **File No. 001-41752**

Dear Caspia Lin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc:    Ying Li